

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2023

Sagi Niri
Chief Financial Officer
Tremor International Ltd.
82 Yigal Alon Street
Tel Aviv, Israel, 6789124

Re: Tremor International Ltd.
Form 20-F for the year ended December 31, 2022
Filed March 7, 2023
Form 6-K Submitted March 7, 2023
File No. 001-40504

Dear Sagi Niri:

We have reviewed your May 4, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2023 letter.

Form 6-K Submitted March 7, 2023

General

1. We note your response to prior comment one. It appears that spend, a non-IFRS revenue measure, changes the recognition and measurement principles required to be applied in accordance with IFRS and would therefore be considered individually tailored. In this regard, we note that presenting a non-IFRS measure of revenue that deducts transaction costs as if the company acted as an agent in the transaction, when gross presentation as a principal is required by IFRS would violate Rule 100(b) of Regulation G. Please revise to remove CTV spend and PMP spend from your Form 6-K. Also, please refer to your response to comment number 7 in your letter dated May 24, 2021 regarding presentation of net revenue.

You may contact Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Amy Rothstein